UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             FLEXWEIGHT CORPORATION
                             ----------------------
                                 (Name of Issuer)


                          Common Stock, par value $0.10
                          -----------------------------
                         (Title of Class of Securities)


                                   339385 20 5
                                   -----------
                                   (CUSIP No.)


                                 Walter Sanders
                                 915 North Wells
                             Wendover, Nevada, 89883
                                 (702) 664-3484
(Name,  address and telephone number of person authorized to receive notices and communications)


                                   May 7, 1998
                                   -----------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( ).

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



                                  SCHEDULE 13D

CUSIP No. 339385-20-5                                          Page 2 of 4 Pages

________________________________________________________________________________

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Howard Bernstein
________________________________________________________________________________

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP     (A)  ( )
                                                                        (B)  ( )
________________________________________________________________________________

3)       SEC USE ONLY
________________________________________________________________________________

4)       SOURCE OF FUNDS
         OO
________________________________________________________________________________

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).             [   ]
________________________________________________________________________________

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         A Florida Resident
________________________________________________________________________________

                           7)       SOLE VOTING POWER         650,000
NUMBER OF                  _____________________________________________________
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                   _____________________________________________________
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER    650,000
PERSON WITH                _____________________________________________________

                           10)      SHARED DISPOSITIVE POWER
________________________________________________________________________________

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Bernstein - 650,000
________________________________________________________________________________

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
________________________________________________________________________________

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.24%
________________________________________________________________________________

14)      TYPE OF REPORTING PERSON
         IN


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



Item 1. Security and Issuer

This schedule relates to the common stock, par value $0.10 per share, of Flexweight Corporation ("Common Stock"). Flexweight Corporation is a Kansas corporation with principal executive offices at 915 North Wells, Wendover, Nevada 89883. ("Issuer").

Item 2.  Identity and Background

(a)      This statement is filed by Howard Bernstein ("Bernstein")

(b) The principal address for Bernstein is 324 North Dale Mabry, #301, Tampa, Florida 33609.

(c)      Bernstein is employed as a private lender and investor.

(d) Bernstein has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Bernstein has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Bernstein is a resident of the State of Florida.

Item 3.  Source and Amount of Funds or Other Consideration

         On May 7, 1998, Bernstein received 100,000 shares of common stock of the Issuer as an inducement to extend credit to Oasis Hotel, Resort & Casino III, Inc. Bernstein also received 550,000 shares of common stock of the Issuer on May 13, 1998, to serve as collateral for the loan of $550,000 to Oasis Hotel, Resort & Casino III, Inc. the terms of the loan require monthly interest only payments at an interest rate of 10.9% per annum, with a term of one year. The debt is further secured by 18.289 acres located in Oasis, Nevada.

Item 4.  Purpose of Transaction

The purpose of the transactions was to obtain financing for the acquisition of real estate located in Oasis, Nevada by Oasis Hotel, Resort & Casino III, Inc.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Bernstein is 650,000 shares or 21.22% of the Issuers issued and outstanding shares as of May 13, 1998, reported to be 3,063,182 by the Issuer's transfer agent. As of September 22, 1998 the Issuers issued and outstanding shares, reported to be 16,136,320 by the Issuer's transfer agent, which reflects a 4.03% ownership.

(b) Bernstein has the sole power to vote or direct the vote and to dispose or direct the disposition of the 650,000 shares. Bernstein does not share his right to vote or direct the vote or dispose or direct the disposition of the 650,000 shares.

(c)      None


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


(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
Issuer.

         None

Item 7.  Material to Be Filed as Exhibits.

         None.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 17, 1998                                    /s/ Howard Bernstein
                                                            --------------------
                                                            Howard Bernstein

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).


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